GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778278
Fax : 6225 4959



CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

Our Ref : GCSS-EL/0632/03/LTR


03050053

4 April 2003

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy of the announcement dated 3 April 2003 (*Increase of Shareholding in a Subsidiary*).

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

PROCESSED
APR 24 2003
THOMSON FINANCIAL

03 APR -7 AM 7:21

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosure) (By Fax Only)
Ms Catherine Loh (without enclosures)

EL/kw

4/16

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228

MASNET No. 16 OF 03.04.2003
Announcement No. 16

CITY DEVELOPMENTS LIMITED

Increase of Shareholding in a Subsidiary

The Company wishes to announce that its deemed interest in subsidiary, Millennium & Copthorne Hotels plc ("M&C"), held through its subsidiaries, City e-Solutions Limited ("CES"), Singapura Developments (Private) Limited and Reach Across International Limited, has increased to 148,785,025 shares or 52.6% of M&C's issued and paid up capital through the acquisition of 850,000 shares in M&C by CES.

The aforesaid shares were purchased on cash terms in the open market for a total consideration of GBP1,688,873.50 at a price of GBP1.98691 per share.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Submitted by Enid Ling Peek Fong, Company Secretary on 03/04/2003 to the SGX